(Translation)

[For reference]
                                                                    May 10, 2006
Toyota Motor Corporation


                Holding of Ordinary General Shareholders' Meeting


1.  Date and time:     10:00 a.m., Friday, June 23, 2006

2.  Venue:             Toyota Head Office, 1, Toyota-cho, Toyota City,
                       Aichi Prefecture

3.  Meeting Agenda:

     Reports:

        Report 1:               Reports on business review, unconsolidated
                                balance sheet and statement of income for the
                                102nd term (April 1, 2005 through March 31,
                                2006)
        Report 2:               Reports on consolidated balance sheet and
                                statement of income for the 102nd term (April 1, 2005 through March 31, 2006) and report by accounting auditors and board of corporate auditors on the audit results of the consolidated financial statements

     Resolutions:

        Proposed Resolution 1:  Approval of Proposed Appropriation of Retained
                                Earnings for the 102nd Term
        Proposed Resolution 2:  Partial Amendment of the Articles of
                                Incorporation
        Proposed Resolution 3:  Election of 26 Directors
        Proposed Resolution 4:  Election of 3 Corporate Auditors
        Proposed Resolution 5:  Issue of Stock Acquisition Rights without
                                Consideration to Directors, Managing Officers and Employees, etc. of Toyota Motor Corporation and its Affiliates
        Proposed Resolution 6:  Acquisition of Own Shares
        Proposed Resolution 7:  Award of Bonus Payments to Retiring Corporate
                                Auditors, and Payment of the Final Retirement Bonus to Directors Due to the Abolishment of the Retirement Bonus System for Directors
        Proposed Resolution 8:  Revision of the Amount of Remuneration for
                                Directors